EXHIBIT 99.1

B COMMUNICATIONS LTD.

2 Dov Friedman Street, Ramat-Gan, 5250301, Israel
NOTICE OF 2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear. Shareholders:

We cordially invite you to the 2014 Annual General Meeting of Shareholders to be held on Monday, August 11, 2014 at 10:00 a.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions:

1.	To reelect three directors, to hold office until our next annual general meeting of shareholders (Mr. Shaul Elovitch; Mr. Or Elovitch; Ms. Anat Winner).

2.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2014, and to authorize our Board of and our Audit Committee (under their authority in accordance with the in the Israeli Companies Law), the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services. Information on fees paid to the Company’s independent public accountants will be provided at the Meeting.

3.	In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2013 will be reviewed and discussed at the Meeting.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, on, or about, July 7, 2014, via the Israeli Securities Authority’s electronic filing system at http://www.magna.isa.gov.il or the website of the Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il, and also at our offices (2 Dov Friedman St., Ramat-Gan, 5250301, Israel - +972-3-9240000 (phone), +972-3-939-9832 (fax)). Our company’s representative is Mr. Ami Barlev (2 Dov Friedman Street, Ramat Gan, Israel - Tel: 050-2029021 Fax: 03-7530927).

Shareholders of record at the close of business on July 2, 2014 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions will be provided both in the Proxy Statement and on the enclosed proxy card.

Quorum and Voting:

The quorum for any shareholders meeting shall include the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business shall be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time appointed for the general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned to the same day one week thereafter, at the same time and place, or to such other time as designated in the notice for such meeting (“Adjourned Meeting”). If within half an hour from the time appointed for the Adjourned Meeting a quorum is not present, any number of shareholders present shall represent a quorum.

Our Articles of Association require each shareholder that wishes to participate in the meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982 or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order. If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the meeting. “Exceptional Holdings” are defined in the Israeli Communications, and a description of the definition of “Exceptional Holdings” will be included in the Proxy Statement.

Voting:

An affirmative vote of the holders of a majority of the ordinary shares represented at the meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the proposals stated above.

June 30, 2014